                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934
     For the year ended December 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934
    For the transition period from ________________ to ________________


    Commission file number 1-3506

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Georgia-Pacific Corporation
Hourly 401(k) Savings Plan.

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

                           GEORGIA-PACIFIC CORPORATION

                           HOURLY 401(k) SAVINGS PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                        AS OF DECEMBER 31, 1996 AND 1995

                         TOGETHER WITH AUDITORS' REPORT

                           GEORGIA-PACIFIC CORPORATION
                           HOURLY 401(k) SAVINGS PLAN
                       FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1996 AND 1995


                                TABLE OF CONTENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

    Statement of Net Assets Available for Benefits with Fund
    Information--December 31, 1996

    Statement of Net Assets Available for Benefits with Fund
    Information--December 31, 1995

    Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1996

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

    Schedule I:    Item 27(a)--Schedule of Assets Held for Investment
                               Purposes--December 31, 1996

    Schedule II:   Item 27(d)--Schedule of Reportable Transactions for the Year
                               Ended December 31, 1996

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Participants of the
Georgia-Pacific Corporation Hourly
401(k) Savings Plan:


We have audited the accompanying statements of net assets available for benefits with fund information of the GEORGIA-PACIFIC CORPORATION HOURLY 401(k) SAVINGS PLAN (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1996 and 1995 and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year ended December 31, 1996 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Arthur Andersen LLP
Atlanta, Georgia
April 29, 1997

             GEORGIA-PACIFIC CORPORATION HOURLY 401(k) SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1996

                          Short-Term U.S.   Georgia-Pacific  Index Trust  Georgia-Pacific
                         Treasury Portfolio   Stock Fund    500 Portfolio  Balanced Fund
                         ------------------   ----------    -------------  -------------

Assets:

Contribution receivable     $   557,921      $   392,544     $   954,332     $  188,604
                            -----------      -----------     -----------     ----------

Accrued income                        0                0               0         17,371
                            -----------      -----------     -----------     ----------

Other receivables                     0                0               0          1,938
                            -----------      -----------     -----------     ----------

Investments, at market:

Interest in Master Trust              0       33,037,179               0              0

Mutual funds                 44,161,971                0      53,231,448      6,402,747
                            -----------      -----------     -----------     ----------

Total investments            44,161,971       33,037,179      53,231,448      6,402,747
                            -----------      -----------     -----------     ----------

Total assets                 44,719,892       33,429,723      54,185,780      6,610,660
                            -----------      -----------     -----------     ----------

Liabilities:

Other payables                        0                0               0         40,467
                            -----------      -----------     -----------     ----------

Total liabilities                     0                0               0         40,467
                            -----------      -----------     -----------     ----------

Net assets available
 for benefits               $44,719,892      $33,429,723     $54,185,780     $6,570,193
                            ===========      ===========     ===========     ==========


                            Bond Index      Money Market    International
                          Fund Portfolio      Reserves          Fund            Total
                          --------------    ------------    -------------   ------------
Assets:
Contribution receivable     $  102,885       $   279,972     $   81,024     $  2,557,282
                            ----------       -----------     ----------     ------------

Accrued income                       0                 0              0           17,371
                            ----------       -----------     ----------     ------------

Other receivables                    0                 0              0            1,938
                            ----------       -----------     ----------     ------------

Investments, at market:

Interest in Master Trust             0                 0              0       33,037,179

Mutual funds                 2,991,767        11,949,010      2,511,279      121,248,222
                            ----------       -----------     ----------     ------------

Total investments            2,991,767        11,949,010      2,511,279      154,285,401
                            ----------       -----------     ----------     ------------

Total assets                 3,094,652        12,228,982      2,592,303      156,861,992
                            ----------       -----------     ----------     ------------

Liabilities:

Other payables                       0                 0              0           40,467
                            ----------       -----------     ----------     ------------

Total liabilities                    0                 0              0           40,467
                            ----------       -----------     ----------     ------------

Net assets available
 for benefits               $3,094,652       $12,228,982     $2,592,303     $156,821,525
                            ==========       ===========     ==========     ============


         The accompanying notes are an integral part of this statement.

             GEORGIA-PACIFIC CORPORATION HOURLY 401(k) SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1995

                          Short-Term U.S.    Georgia-Pacific    Index Trust    Georgia-Pacific
                         Treasury Portfolio    Stock Fund      500 Portfolio    Balanced Fund
                         ------------------  ---------------   -------------   ---------------
Assets:

Contribution receivable    $   780,189       $   483,718        $   836,833       $  155,073
                           -----------       -----------        -----------       ----------

Accrued income                       0                 0                  0            8,025
                           -----------       -----------        -----------       ----------

Other receivables                    0                 0                  0          142,240
                           -----------       -----------        -----------       ----------

Investments, at market:

Interest in Master Trust             0        26,783,438                  0                0

Mutual funds                41,594,343                 0         29,750,884        3,157,309
                           -----------       -----------        -----------       ----------

Total investments           41,594,343        26,783,438         29,750,884        3,157,309
                           -----------       -----------        -----------       ----------

Total assets                42,374,532        27,267,156         30,587,717        3,462,647
                           -----------       -----------        -----------       ----------

Liabilities:

Other payables                       0                 0                  0              237
                           -----------       -----------        -----------       ----------

Total liabilities                    0                 0                  0              237
                           -----------       -----------        -----------       ----------

Net assets available
 for benefits              $42,374,532       $27,267,156        $30,587,717       $3,462,410
                           ===========       ===========        ===========       ==========

                            Bond Index        Money Market   International
                           Fund Portfolio       Reserves         Fund            Total
                           --------------     ------------   ------------    ------------
Assets:

Contribution receivable    $   88,337          $  251,480      $ 25,256    $  2,620,886
                           ----------          ----------      --------    ------------

Accrued income                      0                   0             0           8,025
                           ----------          ----------      --------    ------------

Other receivables                   0                   0             0         142,240
                           ----------          ----------      --------    ------------

Investments, at market:

Interest in Master Trust            0                   0             0      26,783,438

Mutual funds                1,868,655           6,930,924       577,482      83,879,597
                           ----------          ----------      --------    ------------

Total investments           1,868,655           6,930,924       577,482     110,663,035
                           ----------          ----------      --------    ------------

Total assets                1,956,992           7,182,404       602,738     113,434,186
                           ----------          ----------      --------    ------------

Liabilities:

Other payables                      0                   0             0             237
                           ----------          ----------      --------    ------------

Total liabilities                   0                   0             0             237
                           ----------          ----------      --------    ------------

Net assets available
 for benefits              $1,956,992          $7,182,404      $602,738    $113,433,949
                           ==========          ==========      ========    ============


         The accompanying notes are an integral part of this statement.

             GEORGIA-PACIFIC CORPORATION HOURLY 401(k) SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                           Short-Term U.S.       Georgia-Pacific        Index Trust     Georgia-Pacific
                                         Treasury Portfolio         Stock Fund         500 Portfolio     Balanced Fund
                                         ------------------      ---------------       -------------    ---------------
Interest and dividends                      $ 2,416,177            $         0          $ 1,083,024       $  219,462

Net appreciation (depreciation) in
   market value                                (593,913)                     0            7,547,498          397,100

Net gain from Master Trust                            0              2,422,108                    0                0
                                            -----------            -----------          -----------       ----------

Net investment income                         1,822,264              2,422,108            8,630,522          616,562
                                            -----------            -----------          -----------       ----------

Contributions:

Participants'                                 6,130,014              4,664,331            9,330,034        2,007,750

Corporation                                   2,147,446              1,257,118            2,305,669          521,038
                                            -----------            -----------          -----------       ----------

Total contributions                           8,277,460              5,921,449           11,635,703        2,528,788
                                            -----------            -----------          -----------       ----------

Distributions to participants                (2,315,528)              (652,295)          (1,206,992)        (193,754)
                                            -----------            -----------          -----------       ----------

Interfund transfers                          (5,438,836)            (1,528,695)           4,538,830          156,187
                                            -----------            -----------          -----------       ----------

Changes in net assets available
   for benefits                               2,345,360              6,162,567           23,598,063        3,107,783

Net assets available for benefits,
   beginning of year                         42,374,532             27,267,156           30,587,717        3,462,410
                                            -----------            -----------          -----------       ----------

Net assets available for benefits,
  end of year                               $44,719,892            $33,429,723          $54,185,780       $6,570,193
                                            ===========            ===========          ===========       ==========

Number of units outstanding                   4,342,377              3,063,395              769,685          489,450
                                            ===========            ===========          ===========       ==========

Unit value at end of year                   $     10.17            $     10.78          $     69.16       $    13.04
                                            ===========            ===========          ===========       ==========

                                              Bond Index            Money Market     International
                                            Fund Portfolio            Reserves           Fund              Total
                                            --------------         -------------     -------------     -------------
Interest and dividends                        $  152,977            $   449,297       $  101,828       $  4,422,765

Net appreciation (depreciation) in
   market value                                  (50,907)                     0           89,874          7,389,652

Net gain from Master Trust                             0                      0                0          2,422,108
                                              ----------            -----------       ----------       ------------

Net investment income                            102,070                449,297          191,702         14,234,525
                                              ----------            -----------       ----------       ------------

Contributions:

Participants'                                  1,108,780              2,990,731          628,973         26,860,613

Corporation                                      287,631                882,055          147,878          7,548,835
                                              ----------            -----------       ----------       ------------

Total contributions                            1,396,411              3,872,786          776,851         34,409,448
                                              ----------            -----------       ----------       ------------

Distributions to participants                   (114,296)              (755,061)         (18,471)        (5,256,397)
                                              ----------            -----------       ----------       ------------

Interfund transfers                             (246,525)             1,479,556        1,039,483                  0
                                              ----------            -----------       ----------       ------------

Changes in net assets available
   for benefits                                1,137,660              5,046,578        1,989,565         43,387,576

Net assets available for benefits,
   beginning of year                           1,956,992              7,182,404          602,738        113,433,949
                                              ----------            -----------       ----------       ------------

Net assets available for benefits,
  end of year                                 $3,094,652            $12,228,982       $2,592,303       $156,821,525
                                              ==========            ===========       ==========       ============

Number of units outstanding                      304,041             11,949,010          152,569
                                              ==========            ===========       ==========

Unit value at end of year                     $     9.84            $      1.00       $    16.46
                                              ==========            ===========       ==========

         The accompanying notes are an integral part of this statement.

             GEORGIA-PACIFIC CORPORATION HOURLY 401(k) SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1996 AND 1995


NOTE 1. ORGANIZATION AND PLAN DESCRIPTION

The accompanying financial statements present the statements of net assets available for benefits and changes in net assets available for benefits of the Georgia-Pacific Corporation Hourly 401(k) Savings Plan.

Certain groups of hourly employees of Georgia-Pacific Corporation (the "Employer") participate in the Plan. For unionized groups, participation in the Plan must be specified in the applicable bargaining agreement; management designates non-union participating groups. The Plan was established on April 1, 1994. Employees are eligible to participate in the Plan upon the completion of one year of service.

Plan assets are held in trust funds and invested on participants' behalf, with all investment earnings for each fund credited to the accounts of participants based on their proportionate share of the fund. Vanguard Fiduciary Trust Company (the "Trustee") is the Trustee and custodian for the Plan.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared on the accrual basis of accounting.

The Trustee performs daily valuations of the Plan's investments and makes daily distributions.

Investments are presented at market value. Market values of mutual funds are determined principally from quotations as reported on various securities exchanges.

The net appreciation (depreciation) in the market value of investments in the accompanying statement of changes in net assets available for benefits reflects the net difference between the market value and cost at the beginning and end of the year for assets held throughout the year, as well as the difference between the year end market value and cost for assets purchased during the year. For assets sold or distributed during the year, the net appreciation (depreciation) reflects the net difference between the market value and the cost at the beginning of the year and the date of disposition.

The preparation of the financial statements in conformity with generally accepted accounting principles requires plan management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

NOTE 3. INCOME TAX STATUS

The Employer has filed for an initial letter of determination from the Internal Revenue Service (the "IRS") as to the qualified status of the Plan. Under the applicable provisions of the Internal Revenue Code, a participant will not be subject to federal income tax on either employer contributions or earnings of the Plan until such time as distributions are made to the participant. In management's opinion, the Plan is currently designed and being operated in accordance with applicable provisions of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

NOTE 4. INVESTMENTS

Assets held under the Plan were invested by the Trustee, as directed by the participants, in one or more of seven investment funds: the Short-Term U.S. Treasury Portfolio, the Index Trust 500 Portfolio, the Georgia-Pacific Balanced Fund, the Georgia-Pacific Stock Fund, the Bond Index Fund Portfolio, the International Fund and the Money Market Reserves. The Plan permits participants to change the investment of future contributions or existing balances up to four times per year plus once each calendar quarter. The following is a description of these investment funds:

         Georgia-Pacific Stock Fund - invested principally in shares of
         --------------------------
         Georgia-Pacific Corporation common stock. The December 31, 1996 and 1995 investment market value of $33,037,179 and $26,783,438, respectively, exceeded 5% of the Plan's net assets on those dates.

         Short-Term U.S. Treasury Portfolio - invested in the Vanguard
         ----------------------------------
         Short-Term U.S. Treasury Portfolio. The Vanguard portfolio, a fixed income mutual fund, is principally invested in short-term government bills, notes and bonds and has an average maturity of two to three years. The December 31, 1996 and 1995 investment market value of $44,161,971 and $41,594,343, respectively, exceeded 5% of the Plan's net assets on those dates.

         Index Trust 500 Portfolio - invested in the Vanguard Index Trust 500
         -------------------------
         Portfolio, an equity mutual fund. This portfolio is invested in all of the 500 stocks included in the Standard & Poor's 500 Composite Stock Price Index in approximately the same proportion as represented in the Index. The objective of this fund is to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index. The December 31, 1996 and 1995 investment market value of $56,413,262 and $31,330,451, respectively, exceeded 5% of the Plan's net assets on those dates.

         Georgia-Pacific Balanced Fund - invested approximately 50% in the
         -----------------------------
         Vanguard Bond Index Fund - Total Bond Market Portfolio and 50% in the Vanguard Index Trust 500 Portfolio. The Vanguard Bond Index Fund, a fixed income mutual fund, invests in U.S. government bonds, high-quality corporate bonds, and mortgage-backed securities. The objective of the Vanguard Bond Index Fund is to approximate the performance of the Lehman Brothers Aggregate Bond Index. The Vanguard Index Trust 500 Portfolio, an equity mutual fund, is described above under the Index Trust 500 Portfolio.

         Money Market Reserves - invested in the Vanguard Money Market Reserves
         ---------------------
         - U.S. Treasury Portfolio, a money market mutual fund, which is invested exclusively in U.S. government obligations. The December 31, 1996 and 1995 investment market value of $11,949,010 and $6,930,924, respectively, exceeded 5% of the Plan's net assets.

         Bond Index Fund Portfolio - invested in the Vanguard Bond Index Fund -
         -------------------------
         Total Bond Market Portfolio, a fixed income mutual fund, which is described above under the Georgia-Pacific Balanced Fund.

         International Fund - invested in the International Fund, Vanguard
         ------------------
         International Growth Portfolio, an international equity mutual fund, which primarily invests in the stocks of companies based outside of the United States. The investment objective of the Vanguard International Growth Portfolio is long-term capital appreciation.

NOTE 5. MASTER TRUST

Effective June 8, 1994, the assets of the Georgia-Pacific Stock Fund were transferred into the Georgia-Pacific Stock Fund Master Trust ("Master Trust"). The Master Trust was established to hold, administer and invest the assets of the Georgia-Pacific Stock Funds of certain defined contribution plans qualified under Internal Revenue Code section 401(k). These plans are administered by Georgia-Pacific Corporation. Each participating plan's interest in the Master Trust is based on the market value of assets transferred.

The market value of the Master Trust is allocated to the individual participating plans based on the relative value of the assets of each Plan. Interest income, dividends, and gains and losses (both realized and unrealized) are allocated daily to the individual participating plans based on the relative market values at the beginning of each day.

The Plan's interest in the assets of the Master Trust is included in the accompanying schedule of assets held for investment purposes under the "Georgia-Pacific Stock Fund Master Trust." A summary of the Master Trust balance as of December 31, 1996 and 1995 is shown below:

                                         1996            1995
                                     ------------    ------------
Investments, at market:

Georgia-Pacific Corporation
   common stock                      $197,943,480    $213,030,186

Vanguard Money Market
   Reserves U. S. Treasury
   Portfolio                            2,925,165       5,861,086
                                     ------------    ------------

   Total investments                  200,868,645     218,891,272
                                     ------------    ------------

Receivables:

  Interest                                 10,850          30,860

  Due from brokers                              0         372,875

  Other receivables                       186,336         977,715
                                     ------------    ------------

   Total receivables                      197,186       1,381,450
                                     ------------    ------------

Less:

  Payables                              1,077,451         271,001

  Due to brokers                          236,016       3,041,282
                                     ------------    ------------

   Total payables                       1,313,467       3,312,283
                                     ------------    ------------

   Net assets of the Master Trust    $199,752,364    $216,960,439
                                     ============    ============

A summary of income and net appreciation of the Master Trust, which comprises the net investment gain for all participating plans for the year ending December 31, 1996, is shown below:

Interest income                             $    211,947

Dividends                                      5,774,024

Net appreciation in market
    value of investments                      13,021,424

Investment expense                               (81,313)
                                             -----------

Net investment gain from
    Master Trust                             $18,926,082
                                             ===========


Allocations to participating plans of net investment gain for the year ending December 31, 1996 and net assets as of December 31, 1996 and 1995 are shown below for the Master Trust:

Georgia-Pacific Corporation
   Hourly 401(k) Savings Plan                  $ 2,422,108

Other plan                                      16,503,974
                                               -----------
Net investment gain from
  Master Trust                                 $18,926,082
                                               ===========


                                               1996                         1995
                                               ----                         ----
Georgia-Pacific Corporation
   Hourly 401(k) Savings Plan     $ 33,037,179      16.54%        $ 26,783,438      12.34%

Other plan                         166,715,185      83.46          190,177,001      87.66
                                  ------------     ------         ------------     ------

Net assets of the Master Trust    $199,752,364     100.00%        $216,960,439     100.00%
                                  ============     ======         ============     ======

NOTE 6. CONTRIBUTIONS

The Plan allows for both employer and employee contributions. For unionized groups, the percent of eligible compensation a participant is able to contribute, the percent of the Employer's match (if any) and whether certain bonuses and compensation for unused vacation and holidays may be contributed are governed by the collective bargaining agreement applicable to that group. Participants may contribute from 1% to 12% of eligible compensation to the Plan in whole percentages as specified in the plan exhibit applicable to that group. In addition, if specified in the governing exhibit, participants may elect to contribute certain bonuses and compensation for unused vacation days and personal holidays to the Plan. The Employer matches the participants' contributions to the extent provided in the exhibit applicable to the participating group. In addition, participants may also contribute rollovers from certain qualified plans.

Participant and Employer contributions are remitted to the Trustee monthly and invested in the Vanguard Money Market Reserves U.S. Treasury Portfolio until they can be credited to participants' accounts and invested in accordance with participants' investment elections. Earnings on the short-term investments are allocated to participants' accounts once each year.

NOTE 7.  WITHDRAWALS AND TERMINATION

Under the Plan, contributions excluded from gross income for federal income tax purposes (and, in specified cases, other components of the participant's account balance) can be withdrawn only in the case of a financial hardship and are subject to taxes in the year received. The withdrawals (either full or partial) are paid in cash. Withdrawals of before-tax contributions result in a suspension of the right to make employee contributions to the Plan for a period of at least twelve months.

In the event of a Participant's termination of employment, death or attainment of age 65, the Participant or his beneficiary receives in cash and/or Georgia-Pacific Corporation common stock his entire account balance. Participants are immediately 100% vested in employer contributions.

NOTE 8.  PLAN TERMINATION

The Employer has reserved the right to amend, modify, suspend, or terminate the Plan at any time. In the event the Corporation terminates the Plan, each participant's account balance would be fully vested.

NOTE 9.  FORM 5500

Net assets available for benefits as presented on Form 5500 agree to the net assets available for benefits presented in the accompanying financial statements for the year ended December 31, 1996.

                                                                     SCHEDULE I


             GEORGIA-PACIFIC CORPORATION HOURLY 401(k) SAVINGS PLAN
          ITEM 27(a) -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1996

                                                   Shares
                                                   or Face
                                                   Amount          Cost           Market
                                                  ---------    ------------    ------------
GEORGIA-PACIFIC STOCK FUND
   Georgia-Pacific Stock Fund Master Trust*       3,063,395    $ 33,405,374    $ 33,037,179
                                                               ------------    ------------
INDEX TRUST 500 PORTFOLIO
   Vanguard Index Trust 500 Portfolio*              769,685      41,182,927      53,231,448
                                                               ------------    ------------
SHORT-TERM U.S. TREASURY PORTFOLIO
   Short-Term U.S. Treasury Portfolio*            4,342,377      43,664,095      44,161,971
                                                               ------------    ------------
GEORGIA-PACIFIC BALANCED FUND
   Vanguard Index Trust 500 Portfolio*               46,007       2,625,486       3,181,814

   Vanguard Bond Index Fund*                        327,331       3,192,060       3,220,933
                                                               ------------    ------------

TOTAL GEORGIA-PACIFIC BALANCED FUND                               5,817,546       6,402,747
                                                               ------------    ------------
BOND INDEX FUND PORTFOLIO
   Vanguard Bond Index Fund*                        304,041       2,959,042       2,991,767
                                                               ------------    ------------
MONEY MARKET RESERVES
   Vanguard Money Market Reserves
       U.S. Treasury Portfolio*                  11,949,010      11,949,010      11,949,010
                                                               ------------    ------------
INTERNATIONAL FUND
   Vanguard International
       Growth Portfolio*                            152,569       2,430,439       2,511,279
                                                               ------------    ------------

TOTAL INVESTMENTS                                              $141,408,433    $154,285,401
                                                               ============    ============


                  * Represents a party-in-interest to the Plan.

         The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE II


             GEORGIA-PACIFIC CORPORATION HOURLY 401(k) SAVINGS PLAN
              ITEM 27(d) -- SCHEDULE OF REPORTABLE TRANSACTIONS(a)
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                     Purchases                            Sales
                                -------------------    ----------------------------------------------
                                Number     Amount      Number       Cost        Proceeds       Gain
                                ------  -----------    ------   -----------    ----------    --------
Short-Term U.S Treasury
  Portfolio                      226    $11,743,944      229    $ 8,481,340    $8,581,207    $ 99,867

Vanguard Index Trust 500
  Portfolio                      331     23,156,825      308      5,133,241     6,039,682     906,441

Vanguard Money Market
  Reserves U.S. Treasury
  Portfolio                      236     10,089,411      210      5,071,326     5,071,326           0


(a) The above represents a series of transactions in securities of the same issue in excess of 5% of the plan assets at the beginning of the year.

         The accompanying notes are an integral part of this schedule.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                         GEORGIA-PACIFIC CORPORATION HOURLY 401(k) SAVINGS PLAN


                         By:  GEORGIA-PACIFIC CORPORATION,
                                as Plan Administrator



Date: June 19, 1997      By: /s/ John F. McGovern
                             --------------------
                             John F. McGovern
                             Executive Vice President - Finance and
                             Chief Financial Officer

                                INDEX TO EXHIBITS


Exhibit
Number                Description
-------               -----------
  23                  Consent of Arthur Andersen LLP*





------------------
* - Filed by EDGAR